Global Peopleline Telecom Inc.,
1270 Robson Street, Suite 407
Vancouver BC Canada V6E 3Z6
604 629 2899  Fax 604 630 2476
 www.peopleline.net
edwardgallagher@shaw.ca

Via:Fax and Mail

Re: Global Peopleline Telecom Inc.
Item 4.01 of Form 8-K
Filed on November 24, 20098
File No. 0-26559

Dear Mr. Dharia

Your correspondence dated 25 NOV 08 refers and is replied as follows.  The error in not having included the Exhibit from the previous auditor – Michael T. Studer was entirely my fault.  I had instructed the change to be implemented some four weeks earlier and it was only my urgency to put out the 8-K to ensure proper reporting of    Corporate fact information which needs to be disclosed under the Securities Exchange Act of 1934 which caused the error.

The Proper format along with the Exhibit from Michael T. Studer was refiled on 27 NOV 08, copies attached to this report.

The company acknowledges the fact we are responsible for the adequacy  and accuracy of the disclosure information in the filings, and staff comments do not foreclose the Commission from taking any action with respect to the filing.  Also the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware the Division of Enforcement has access to all information we provide the staff of the Division of Corporate Finance in review of our filing or in response to comments made on our filing.

Sincerely

______________
Edward Gallagher
CEO